CONDENSED INTERIM Consolidated Financial Statements

For the quarter ended March 31, 2021

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Notice to Reader of the Unaudited Condensed Interim Consolidated Statements

Condensed Interim Consolidated Financial Statements

■	Condensed Interim Consolidated Statements of Financial Position

■	Condensed Interim Consolidated Statements of Comprehensive Loss

■	Condensed Interim Consolidated Statements of Changes in Equity

■	Condensed Interim Consolidated Statements of Cash Flows

■	Notes to the Condensed Interim Consolidated Financial Statements

Notice to reader of the unaudited CONDENSED interim CONSOLIDATED financial statements

For the three months period ended March 31, 2021

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the three months period ended March 31, 2021 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2020, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

1 | North American Nickel / Q1 2021

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	Notes	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash		716	308
Receivables and other current assets	4	80	59
Due from related party	9	76	55
TOTAL CURRENT ASSETS		872	422

NON-CURRENT ASSETS
Equipment		13	21
Exploration and evaluation assets	5	39,168	39,103
Advance	8	-	50
Investment	8, 9	132	48
TOTAL NON-CURRENT ASSETS		39,313	39,222
TOTAL ASSETS		40,185	39,644

LIABILITIES
Trade payables and accrued liabilities	6, 9	527	362
Provision for restoration obligation	5, 11	267	267
TOTAL LIABILITIES		794	629

EQUITY
Share capital - preferred	7	591	591
Share capital – common	7	90,534	89,627
Reserve	7	2,592	2,096
Deficit		(54,326)	(53,299)
TOTAL EQUITY		39,391	39,015
TOTAL LIABILITIES AND EQUITY		40,185	39,644

Nature of Operations (Note 1)

Commitments (Note 5 and 11)

Subsequent Events (Note 14)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on May 26, 2021

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

2 | North American Nickel / Q1 2021

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars)

	Notes	March 31, 2021	March 31, 2020

EXPENSES
General and administrative expenses	8, 11, 13	(262)	(305)
Property investigation		(1)	(6)
Amortization		(8)	(2)
Share-based payments	7	(837)	(884)
		(1,108)	(1,197)
OTHER ITEMS
Foreign exchange loss		-	(1)
Equity loss on investment	8	(17)	-
		(17)	(1)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(1,125)	(1,198)

Basic and diluted weighted average number of common shares outstanding		113,245,018	88,690,791

Basic and diluted loss per share		(0.01)	(0.01)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

3 | North American Nickel / Q1 2021

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE AT DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431
Net and comprehensive loss		-	-	-	-	(1,198)	(1,198)
Share capital issued through private placement		-	-	-	-	-	-
Share issue costs		-	-	-	-	-	-
Value allocated to warrants		-	-	-	-	-	-
Expired warrants		-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(200)	200	-
Share-based payments	7	-	-	-	884	-	884
BALANCE MARCH 31, 2020		88,690,791	89,006	591	4,859	(55,339)	39,117

BALANCE AT DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015
Net and comprehensive loss		-	-	-	-	(1,125)	(1,125)
Share capital issued through exercise of warrants	7	6,278,219	665	-	-	-	665
Share issue costs	7	-	(1)	-	-	-	(1)
Exercised warrants	7	-	243	-	(243)	-	-
Share-based payments	7	-	-	-	837	-	837
Forfeited/expired options	7	-	-	-	(98)	98	-
BALANCE AT MARCH 31, 2021		116,111,867	90,534	591	2,592	(54,326)	39,391

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

4 | North American Nickel / Q1 2021

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Three months ended
	March 31, 2021	March 31, 2020

OPERATING ACTIVITIES
Loss for the period	(1,125)	(1,198)
Items not affecting cash:
Amortization	8	2
Share-based payments	837	884
Equity loss on investment	17	-
Changes in working capital	117	(293)
Net cash used in operating activities	(146)	(605)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(59)	(296)
Investment	(51)	-
Net cash provided by (used in) investing activities	(110)	(296)

FINANCING ACTIVITIES
Proceeds from exercise of warrants	665	-
Share issuance costs	(1)	-
Net cash provided by financing activities	664	-

Change in cash for the period	408	(901)
Cash, beginning of the period	308	1,098
Cash, end of the period	716	197

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

5 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business but anticipates that COVID-19 may impact the Company’s ability to conduct fieldwork on projects.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 25, 2021. The discussion in notes to the financial statements is stated in Canadian dollars except amounts in tables are expressed in thousands of Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2020. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2021 could result in restatement of these condensed interim consolidated financial statements.

6 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2020.

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting standards and amendments issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

7 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of March 31, 2021 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	December 31, 2020
Sales taxes receivable	28	23
Other current assets (prepaid expenses and amounts receivable)	52	36
	80	59

5.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada			Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Lingman Lake	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2020	308	238	42	14	46	648
Acquisition costs – cash	5	4	-	-	-	9
Balance, March 31, 2021	313	242	42	14	46	657

Exploration
Balance, December 31, 2020	1,529	252	142	13	36,519	38,455
Property maintenance	-	-	-	-	17	17
Drilling	-	-	-	-	11	11
Geology	3	3	10	-	11	27
Geophysics	-	-	1	-	-	1
	3	3	11	-	39	56
Balance, March 31, 2021	1,532	255	153	13	36,558	38,511
Total, March 31, 2021	1,845	497	195	27	36,604	39,168

8 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

	Canada				Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Enid Creek	Lingman Lake	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2019	298	230	42	83	14	42	709
Acquisition costs – cash	5	4	-	-	-	4	13
Balance, March 31, 2020	303	234	42	83	14	46	722

Exploration
Balance, December 31, 2019	1,498	233	39	33	13	36,108	37,924
Administration	-	-	-	-	-	-	-
Corporate social responsibility	-	-	-	-	-	1	1
Property maintenance	6	5	1	-	-	-	12
Drilling	-	-	2	161	-	10	173
Environmental, health and safety	-	-	-	-	-	-	-
Geology	4	3	1	55	-	12	75
Geophysics	-	-	2	65	-	-	67
Helicopter charter aircraft (recovery)	-	-	-	-	-	-	-
Infrastructure	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-
	10	8	6	281	-	23	328
Balance, March 31 ,2020	1,508	241	45	314	13	36,131	38,252
Total, March 31, 2020	1,811	475	87	397	27	36,177	38,974

9 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid $5,000 during the three months period ended March 31, 2021 (March 31, 2020 - $5,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the three months period ended March 31, 2021, the Company incurred exploration expenditures totalling $3,406 (March 31, 2020 - $9,949) on the Post Creek Property.

Halcyon

On March 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid $4,000 during the three months period ended March 31, 2021 (March 31, 2020 - $4,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the three months period ended March 31, 2021, the Company incurred $7,406 (March 31, 2020 - $8,407) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256 during the year ended December 31, 2018.

The Company had no minimum required exploration commitment for the years ended December 31, 2020, 2019 and 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and claim anniversary dates were adjusted as a result of the COVID-19 pandemic. In April 2020, the Company applied for a one year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mines, thus adjusting the claim anniversary dates to April and May of 2021. The COVID-19 relief program was offered again commencing in 2021, and the Company has applied an additional one year exclusion.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims. Work reports for 2020 expenditures have been filed but have not yet been approved.

During the three months period ended March 31, 2021, the Company incurred $10,993 (March 31, 2020 - $5,517) in exploration and license related expenditures on the Quetico Property.

Loveland Nickel (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration included acquisition costs of $1,525,000 in cash and the issuance of 300,000 common shares. During the year ended December 31, 2019, the Company paid $25,000 and issued 300,000 common shares at a fair value of $51,000. Exploration expenditures of $4,500,000 were to be incurred over a period ending September 25, 2024.

10 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, the management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. During the three months period ended March 31, 2021, the Company incurred total acquisition and related costs of $Nil (March 31, 2020 - $Nil).

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

On January 7, 2021, the Company announced that it has received notification from the Greenland government that surplus assessment credits from exploration conducted on the Company’s exclusive mineral exploration licenses located on the southwest coast of Greenland have been extended by one year. Mineral licenses that received one-year credit extension include exploration license 2011/54, exploration license 2012/28 and exploration license 2018/21.

During the three months period ended March 31, 2021, the Company spent in aggregate of $38,304 (March 31, 2020 - $27,527 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued is based on the current best estimate of restoration activities that will be required on the Maniitsoq Property. The Company’s provision for future cleanup is based on the level of known disturbance at the reporting date and known requirements. It is not currently possible to estimate the impact on operating results, if any, and the actual amount of any economic outflow related to this obligation is dependent upon future events and cannot be reliably measured. The Company is expected to fulfil the obligation during the next 12 months.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provided for renewal of the Sulussugut License until 2020.

11 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2021.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. Under the terms of the second license period, there was no required minimum exploration expenditures for the year ended December 31, 2019. As of December 31, 2020, the Company has spent $56,262,968 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2020 and available credits of DKK 283,945,553 (approximately $58,776,729) at the end of December 31, 2020. During the year ended December 31, 2020, the Company had approved exploration expenditures of DKK 865,100 (approximately $179,076). The credits available from each year may be carried forward for 3 years plus 1 year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for 2021 year.

During the three months period ended March 31, 2021, the Company spent a total of $26,665 (March 31, 2020 - $20,093) in exploration and license related expenditures on the Sulussugut License.

To December 31, 2020 and 2019, the Company has completed all obligations with respect to required reduction of the area of the license.

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2022.

The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2020, the Company has not used the procedure for the license.

The Company had no minimum required exploration commitment for the year ended December 31, 2020. As of December 31, 2020, the Company has spent $5,199,578 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credits of DKK 30,424,551 (approximately $6,297,882). The credits available from each year may be carried forward for 3 years plus 1 year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for 2021 year.

During the three months period ended March 31, 2021, the Company spent a total of $10,566 in exploration and license related expenditures (March 31, 2020 - $2,089).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2023.

12 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

The Company has no minimum required exploration obligation for the year ended December 31, 2020. As of December 31, 2020, the Company has spent $1,504,317 on exploration costs for the Carbonatite License. To December 31, 2020, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,544,473 (approximately $2,182,706). The credit available from each year may be carried forward 3 years plus 1 year extension and expire between December 31, 2023 to December 2024. The Company has no exploration commitment for 2021 year.

During the three months period ended March 31, 2021, the Company spent a total of $1,073 in exploration and license related expenditures (March 31, 2020 - $1,044).

Ikertoq License

During the year ended December 31, 2018, the Company was granted an exploration license, (the “Ikertoq License”) by the BMP of Greenland and spent total of $132,679 in exploration and license related expenditures. The license was later relinquished and the costs were expensed as at December 31, 2018.

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900). There were no exploration related costs incurred during the three months period ended March 31, 2021.

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)	March 31, 2021	December 31, 2020
Trade payables	400	290
Amounts due to related parties (Note 9)	104	28
Accrued liabilities	23	44
	527	362

7.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

2021

During the three months period ended March 31, 2021, the Company issued 6,278,219 common shares and received $665,135 in proceeds from the exercise of 6,278,219 warrants. There were no warrants exercised during the three months period ended March 31, 2020. As at March 31, 2021, the Company has 116,111,867 common shares issued and outstanding, (March 31, 2020 - 88,690,791).

2020

On August 13, 2020, the Company closed the first tranche of its non-brokered private placement equity financing consisting of 15,481,077 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $1,083,675. On August 31, 2020, the Company closed the second and final tranche of its non-brokered private placement equity financing consisting of 5,661,780 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $396,325. Each unit consists of one common share in the capital of the Company and one transferable common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.12 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

13 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

In connection with the non-brokered private financing, the Company incurred total share issuance costs of $124,222. The Company issued and aggregate of 588,154 common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance.

The Company allocated a $716,055 fair value to the warrants issued in conjunction with the private placement and $18,547 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.28% to 0.31% range and an expected volatility of 158% to 158.53% range.

As at December 31, 2020 the Company had 109,833,648 common shares issued and outstanding.

b)	Preferred shares issued and outstanding

As at March 31, 2021 and March 31, 2020, there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c)	Warrants

A summary of common share purchase warrants activity during the three months period ended March 31, 2021 is as follows:

	March 31, 2021		December 31, 2020
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of the period	25,715,742	0.11	15,651,397	0.96
Issued	-	-	21,731,011	0.09
Exercised	(6,278,219)	0.11	-	-
Cancelled / expired	-	-	(11,666,666)	1.20
Outstanding, end of the period	19,437,523	0.12	25,715,742	0.11

14 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

At March 31, 2021, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
3,359,133		December 18, 2021	0.25	0.12
12,535,581	[1]	August 13, 2022	0.09	0.88
3,542,809	[1]	August 31, 2022	0.09	0.26
19,437,523				1.26

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To March 31, 2021, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the three months period ended March 31, 2021, is as follows:

	March 31, 2021		December 31, 2020
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of the period	7,978,725	0.17	2,130,550	1.51
Issued	3,185,000	0.32	7,850,000	0.15
Cancelled / expired	(603,100)	0.33	(2,001,825)	1.51
Outstanding, end of the period	10,560,625	0.21	7,978,725	0.17

During the three months period ended March 31, 2021, the Company granted an aggregate total of 3,185,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable at $0.32 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the period ended March 31, 2021 amounted to $837,444 and was recorded as a share-based payment expense.

During the three months period ended March 31, 2020, the Company granted 6,650,000 stock options to purchase common shares in the capital of the Company pursuant to the Company’s stock option plan. All of the options are exercisable for a period of five years at an exercise price of $0.16 per share. The fair value of options granted during the period ended March 31, 2020 amounted to $884,247 and was recorded as a share-based payment expense.

15 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

The fair value of stock options granted and vested during the years ended March 31, 2021 was calculated using the following assumptions:

	March 31, 2021	March 31, 2020
Expected dividend yield	0%	0%
Expected share price volatility	127.83%	121.55%
Risk free interest rate	0.93%	1.21%
Expected life of options	5 years	5 years

Details of options outstanding as at March 31, 2021 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
40,625	40,625	February 21, 2022	1.20	0.00
35,000	35,000	February 28, 2023	1.20	0.01
6,100,000	6,100,000	February 24, 2025	0.16	2.27
1,200,000	1,200,000	August 19, 2025	0.09	0.50
3,185,000	3,185,000	February 25, 2026	0.32	1.49
10,560,625	10,560,625			4.27

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the three months period ended March 31, 2021, the Company transferred $97,953 (March 31, 2020 - $199,971) to deficit for expired options and transferred $242,901 (March 31, 2020 - $Nil) to common share capital for exercised warrants.

During the three months period year ended March 31, 2021, the Company recorded $837,444 of share-based payments to reserves (March 31, 2020 - $884,247).

8.	INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel Resources Inc. (“Premium Nickel”). Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring the business and assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial investment common share certificate and Warrant were issued during the year ended December 31, 2020.

To December 31, 2020, the Company subscribed for a further 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. To December 31, 2020 and subsequently, the underlying common shares are Restricted. To March 31, 2021, the Company’s total investment constitutes a 9.94% holding (March 31, 2020 – 11.37%) in Premium Nickel.

On January 14, 2021, the Company invested a further $50,400 towards the acquisition of common shares of Premium Nickel. A share certificate for 251,000 common shares was issued to the Company on March 23, 2021, representing the Company’s $100,400 investment, of which $50,000 was recorded in advances at December 31, 2020.

16 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

As at March 31, 2021, the Company had representation on the board, participate in the policy-making process, material transactions between the Company and Premium Nickel, interchange of managerial personnel, provision of essential technical information and operating involvement. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting of the investment. Premium Nickel’s financial information at March 31, 2021 was net assets of $1,722,791 which was comprised primarily of cash, and a total comprehensive loss of $169,894 was recorded for the three months period ended March 31, 2021.

Details of the Company’s investment at March 31, 2021 is as follows:

Investment
Balance, December 31, 2020	48
Reallocation of advance	50
Investment	51
Share of loss of Premium Nickel	(17)
Balance, March 31, 2021	132

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the due diligence stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the three months period ended March 31, 2021, pursuant to the Services Agreement, the Company charged Premium Nickel $161,639 (March 31, 2020 - $309,474) for services and charged $3,233 in administrative fees, received $162,587 (March 31, 2020 – $Nil) and recorded $75,725 in due from Premium Nickel (March 31, 2020 - $371,155). Subsequent to March 31, 2021, the Company received the $75,725 in full from Premium Nickel.

9.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 6):

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	December 31, 2020
Directors and officers of the Company	94	21
Related company	10	7
Total	104	28

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advance represent as well as investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

17 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	December 31, 2020
Due from related party	76	55
Advance	-	50
Investment	132	48
Total	208	153

(a)	Related party transactions

2020

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of March 31, 2021, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of March 31, 2021, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the three months period ended March 31, 2021, the Company recorded $11,230 (March 31, 2020 - $35,701) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	March 31, 2020
Geological consulting fees – expensed	-	5
Management fees – expensed	183	116
Salaries - expensed	-	33
Share-based payments	621	671
Total	804	825

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three month ended March 31, 2021 and 2020 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	March 31, 2020
(Increase) in accounts receivables	(27)	(264)
(Increase) in prepaid expenses	(15)	(12)
Increase (decrease) in trade payables and accrued liabilities	159	(17)
Total changes in working capital	117	(293)

During the three months period ended March 31, 2021, the Company:

i)	transferred $97,953 from reserve to deficit;
ii)	Transferred $242,901 from reserve to common share capital;
iii)	recorded $5,568 as the net change for accrued exploration and evaluation expenditures;
iv)	Reclassed $50,000 from advance to investment in PNR.

18 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

During the year ended March 31, 2020, the Company:

i)	transferred $199,971 from reserve to deficit;
ii)	recorded $44,566 as the net change for accrued exploration and evaluation expenditures;
iii)	Recorded $33,735 as a further investment in PNR through reduction of amount receivable from PNR.

11.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.
ii)	Management fees: $30,951 per month effective June 2018 up to December 31, 2019 and $19,106 per month effective January 1, 2020.

Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 7). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	December 31, 2020
Equipment
Canada	5	6
Greenland	7	15
Total	13	21

	March 31, 2021	December 31, 2020
Exploration and evaluation assets
Canada	2,564	2,538
Greenland	36,604	36,565
Total	39,168	39,103

19 | North American Nickel / Q1 2021

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	March 31, 2021	March 31, 2020
Consulting fees	76	48
Filing fees	14	9
General office expenses	17	19
Investor relations	16	3
Management fees	126	116
Professional fees	13	35
Salaries and benefits	-	75
Total	262	305

14.	SUBSEQUENT EVENTS

On April 20, the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,759.60. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the “Finders”): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $57,189.62, and (ii) a number of common share purchase warrants (the “Finder Warrants”) equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

20 | North American Nickel / Q1 2021